UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

May 5, 2015

uniQure N.V.

Jörn Aldag, Chief Executive Officer
Meibergdreef 61
Amsterdam 1105 BA, the Netherlands; Tel: +31 20 566 7394

(Address, Including ZIP Code, and Telephone Number,

Including Area Code, of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On April 8, 2015, uniQure received a copy of a preliminary assessment report on Glybera prepared by the rapporteur designated by the Committee for Advanced Therapies (CAT) of the European Medicines Agency (EMA), which is the committee that advises the Committee for Human Medicinal Products (CHMP) on gene therapies.  The preliminary report was a response to the Company’s submission to the EMA on September 5, 2014 of a Type II variation, which proposed an amendment to the Glybera Summary of Product Characteristics (SPC) to reflect certain information from the six-year follow up data included in the Company’s final clinical study report.  The preliminary assessment report, which represented the sole view of the rapporteur, stated that Glybera lacked efficacy and therefore the benefit-risk balance was negative. The rapporteur’s preliminary report was provided to the CAT for further discussion in advance of the CAT’s monthly meeting on April 16-17.

On April 24, the Company received a copy of the final assessment report prepared by the CAT and endorsed by the CHMP, which states the following:

“At the April CAT meeting, the CAT discussed the negative rapporteur recommendation on the benefit risk of Glybera. The CAT did not agree with the negative view of the rapporteur and concluded by majority on the following recommendation presented below:

The efficacy of Glybera needs to be considered in its totality as defined in the initial approval taking into account, the criteria considered at time of initial approval.”

In accordance with the Company’s Type II variation request, the CAT will continue to evaluate the six-year follow up data and has requested supplemental information, which the Company is currently preparing.

The Company continues to believe that the clinical data from its Glybera development program, including the six-year follow-up data, support the long-term value and efficacy.  However, the Company can provide no assurance regarding the final conclusions of the EMA and G-BA.  Any adverse outcomes could require the Company to expend significant additional resources to support its conclusions or could have a material negative impact on the revenue expectations for Glybera.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNIQURE N.V.

Date: May 5, 2015	By:	/S/ JÖRN ALDAG
Jörn Aldag
Chief Executive Officer